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                            July 6, 2021

       Fernando Tennenbaum
       Chief Financial Officer
       Anheuser-Busch InBev SA/NV
       Brouwerijplein 1
       3000 Leuven, Belgium

                                                        Re: Anheuser-Busch
InBev SA/NV
                                                            Form 20-F for the
Year ended December 31, 2020
                                                            Filed March 19,
2021
                                                            File No. 001-37911

       Dear Mr. Tennenbaum:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year ended December 31, 2020

       Operating and Financial Review
       E. Results of Operations
       Year Ended 31 December 2020 Compared to the Year Ended 31 December 2019, page 85

   1. We note that you refer to "profit from operations" as EBIT on page 85 and that the amount excludes not only
finance cost, finance income, and income tax expense, but also your share of result of
associates and joint ventures. Since EBIT, by definition,
                                                        represents earnings
before interest and taxes, please refrain from referencing an amount calculated in
accordance with IFRS and presented on the face of your income statement with a non-IFRS title.
       EBITDA, as defined, page 97

   2. We note that your "EBITDA, as defined" measure includes adjustments for your share of result of associates
and joint ventures and impairment charges, including
 Fernando Tennenbaum
FirstName   LastNameFernando
Anheuser-Busch    InBev SA/NVTennenbaum
Comapany
July 6, 2021NameAnheuser-Busch InBev SA/NV
July 6,2 2021 Page 2
Page
FirstName LastName
         "exceptional impairment" charges. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Either remove the other adjustments from your calculation of EBITDA or revise the title of your non-IFRS measure to distinguish it from EBITDA. Refer to Question 103.01 of the SEC's
         Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance
Profit Attributable to Our Equity Holders, page 100

3. We have reviewed your disclosures under this heading and your earnings per share disclosures beginning on page F-49 and have the following comments:

                On pages 100, F-49 and F-50 you present profit before exceptional items and discontinued operations attributable to your equity holders. We also note your page
              F-50 disclosure of profit before exceptional items, discontinued operations, mark-to-
              market gains/losses and hyperinflation impacts attributable to your equity holders.
              As these line items appear to be non-IFRS measures, please revise future filings to identify them as such and provide all disclosures required by
Item 10(e) of
              Regulation S-K. If you believe our understanding is not correct, please advise.

                In regards to your non-IFRS quantitative reconciliations on pages 101 and F-50, ensure in future filings that your reconciliations begin with the IFRS measure and end with the non-IFRS measure.

                We note multiple per-share subtotals in your tables on pages 100 and F-50, including profit from continuing operations excluding exceptional items and hyperinflation, profit from continuing operations excluding exceptional items,
              earnings per share excluding exceptional items and discontinued operations, and diluted EPS from continuing operations before exceptional items. Explain to us whether each of these subtotals represent an IFRS or non-IFRS measure and clarify how you arrived at your determination, including how you considered and complied with paragraph 73 of IAS 33. For all non-IFRS measures per share, ensure you provide all disclosures required by Item 10(e) of Regulation S-K. Notes to Consolidated Financial Statements
5. Segment reporting, page F-26

4. We note that you present several segment measures of profit or loss, including normalized
         EBITDA, normalized EBITDA margin, normalized profit from operations
(EBIT) and
         profit from operations (EBIT). Please tell us how your presentation of more than one measure of segment profit or loss complies with the guidance in paragraph 26 of IFRS 8.
 Fernando Tennenbaum
Anheuser-Busch InBev SA/NV
July 6, 2021
Page 3
22. Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations, page F-45

5. Pursuant to paragraph 68 of IAS 33, please disclose basic and diluted amounts per share for discontinued operations either in the statement of comprehensive income or footnotes.
31. Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other
Zenzele Schemes in South Africa, page F-76

6. We note that you maintain the SAB Zenzele share-scheme, a broad-based black economic empowerment ("B-BBEE") scheme, and that you made a commitment to create a new B-
         BBEE scheme upon maturity of the Zenzele scheme in 2020. Citing authoritative IFRS guidance, please tell us how you account for your B-BBEE schemes. In particular, explain if and how you record expense related to these schemes and how you account for settlements. If applicable, quantify for us the related expense recorded within the historical periods presented.
33. Non-controlling interests, page F-81

7. Your disclosure in footnote 1 on page F-81 indicates that you restated 2019 comparative data to reclassify Brazilian tax credits from revenue to other operating income in accordance with IAS 8. Please reconcile this with your statements on pages 72 and 78 that you did not revise prior periods for the new accounting policy related to these tax credits based on your materiality assessment of such credits in 2019 and 2018. Within your response, quantify the related amounts classified within revenues and/or other line items in 2019 and 2018.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 with any questions.



FirstName LastNameFernando Tennenbaum                           Sincerely,
Comapany NameAnheuser-Busch InBev SA/NV
                                                                Division of
Corporation Finance
July 6, 2021 Page 3                                             Office of
Manufacturing
FirstName LastName